Exhibit 99.1

Burning Rock Reports Third Quarter 2022 Financial Results

GUANGZHOU, China, November 16, 2022—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2022.

Recent Business Updates

•	Corporate

•

Listed on the Main Market of the London Stock Exchange (the “LSE”) by way of a direct listing on November 1, 2022, while Burning Rock’s ADSs will continue to be listed and traded on the Nasdaq Global Market, with those ADSs being fully fungible with the ADSs listed on the LSE.

•	Therapy Selection and Minimal Residual Disease (MRD)

•	In-hospital strategy continues to drive growth uplift despite negative Covid impact. In-hospital volumes grew 24% year-over-year in the third quarter of 2022.

•

MRD volumes continue to ramp up following commercial launch in March 2022, with approximately 700 tests completed in the third quarter of 2022, more than doubling the volumes in the second quarter of 2022.

•	Early Detection

•

PROMISE study (2,035 participants) for 9-cancer test results presented at European Society for Medical Oncology (ESMO) Congress 2022 in September 2022. Overall sensitivity achieved 83.7% for 9 cancers at specificity of 98.3%, with methylation contributing majority of positive detections compared to protein and mutation. Tissue origin prediction accuracy achieved 90.9% for the top 2 organs.

•	Commercialization of our blood-based, 6-cancer early detection test gaining initial traction, with product onboarding completed at a few hospitals.

•	Pharma Services

•	The total value of new contracts we entered into from January to September 2022 amounted to RMB198 million, representing approximately 38% increase from the same period of 2021.

•	Starting to work with BeiGene on initial clinical studies using our personalized MRD test brPROPHETTM .

•	New companion diagnostics (CDx) development announced with Eli Lilly and Company in China, for the RET inhibitor selpercatinib.

Third Quarter 2022 Financial Results

Revenues were RMB154.6 million (US$21.7 million) for the three months ended September 30, 2022, representing a 22.1% increase from RMB126.6 million for the same period in 2021.

•

Revenue generated from central laboratory business was RMB90.0 million (US$12.7 million) for the three months ended September 30, 2022, representing a 14.2% increase from RMB78.8 million for the same period in 2021, driven by revenue increase from monitoring packages that consist of multiple tests per package.

•

Revenue generated from in-hospital business was RMB49.6 million (US$7.0 million) for the three months ended September 30, 2022, representing a 13.5% increase from RMB43.7 million for the same period in 2021, primarily attributable to in-hosiptal sales volume growth in Shanghai and Beijing as COVID impact lessened in the third quarter of 2022.

•

Revenue generated from pharma research and development services was RMB15.0 million (US$2.1 million) for the three months ended September 30, 2022, representing a 267.4% increase from RMB4.1 million for the same period in 2021, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues was RMB46.0 million (US$6.5 million) for the three months ended September 30, 2022, representing a 31.5% increase from RMB35.0 million for the same period in 2021, primarily due to an increase in testing and selling volume as well as rental expense and renovation depreciation in relation to our new laboratory that commenced use in January 2022.

Gross profit was RMB108.6 million (US$15.3 million) for the three months ended September 30, 2022, representing a 18.6% increase from RMB91.6 million for the same period in 2021. Gross margin was 70.2% for the three months ended September 30, 2022, which decreased from 72.3% for the same period in 2021, primarily due to an increased income from monitoring packages, offset by an increased depreciation in relation to our new laboratory.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB117.0 million (US$16.4 million) for the three months ended September 30, 2022, representing a 25.8% increase from RMB93.0 million for the same period in 2021. Non-GAAP gross margin was 75.7% for the three months ended September 30, 2022, compared to 73.4% for the same period in 2021.

Operating expenses were RMB343.2 million (US$48.3 million) for the three months ended September 30, 2022, representing a 30.7% increase from RMB262.6 million for the same period in 2021.

•

Research and development expenses were RMB109.4 million (US$15.4 million) for the three months ended September 30, 2022, representing a 57.2% increase from RMB69.6 million for the same period in 2021, primarily due to (i) an increase in clinical program expenses for early cancer detection; and (ii) an increase in amortized expense on share-based compensation, offset in part by a decrease in staff cost due to organizational restructuring.

•

Selling and marketing expenses were RMB90.3 million (US$12.7 million) for the three months ended September 30, 2022, representing a 17.7% increase from RMB76.7 million for the same period in 2021, primarily due to (i) an increase in staff cost resulted from increase in headcount; (ii) an increase in conference fee and (iii) an increase amortized expense on share-based compensation. Sequentially, selling and marketing expenses in the third quarter decreased by 14.5% compared to the second quarter of 2022, as our sales reorganization and operating efficiency improvement initiative started to generate initial results. We will continue to focus on improving operating efficiency going forward.

•

General and administrative expenses were RMB143.5 million (US$20.2 million) for the three months ended September 30, 2022, representing a 23.4% increase from RMB116.3 million for the same period in 2021, primarily due to (i) an increase in depreciation expenses for a new building; (ii) an increase in allowance for credit loss in relation to accounts receivables; and (iii) an increase amortized expense on share-based compensation.

Net loss was RMB231.5 million (US$32.5 million) for the three months ended September 30, 2022, compared to RMB170.5 million for the same period in 2021.

Net cash used in operating activities was RMB135.5 million (US$19.0 million) for the three months ended September 30, 2022, compared to RMB133.4 million for the same period in 2021. The balance of cash, cash equivalents, restricted cash and short-term investments was RMB1,014.0 million (US$142.5 million) as of September 30, 2022.

Revised 2022 Financial Guidance

We believe that we have achieved strong, above-industry growth in the first nine months of 2022, generating revenues of RMB421 million, an increase of 17% compared to the same period of 2021. This is below the implied full-year growth rate of our initial guidance at the beginning of the year, primarily due to an out-sized Covid impact in Shanghai in the second quarter and to a lesser extent, Covid-related disruptions in other regions of China from time to time. We have observed another significant wave of Covid cases sweeping through many large cities in China since the start of October, particularly in Guangzhou, which is one of our key markets and where our central lab is located. We are taking a cautious view now and project a drop in revenues in the fourth quarter compard to the same period last year, which was a strong quarter and relatively free of large Covid impacts. We therefore revise our 2022 full-year revenue guidance to a growth of approxiately 5% compared to 2021.

Transition of Chief Operating Officer to Chief Scientific Officer

Effective November 2022, Shannon Chuai, our chief operating officer, is taking on a new role of chief scientific officer of Burning Rock. In her new role, Shannon will lead key projects of our pipeline development, provide senior oversight on our early cancer detection clinical programs and our engagement on product registration with the NMPA and other medical regulatory bodies. Shannon continues to serve as a director on our board. The company’s respective business units will report directly to our CEO, Yusheng Han.

Conference Call Information

Burning Rock will host a conference call to discuss the third quarter 2022 financial results at 8:30 a.m. U.S. Eastern Time (9:30 p.m. Hong Kong time) on November 16, 2022.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BI96c581babaf44021ab6c34af9f7ce42b.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/8fj2edsi.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR; LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
Central Laboratory Channel:
Number of patients tested	7,716	8,155	7,808	8,235	7,743	8,060	7,989
Number of ordering physicians(1)	1,082	1,013	920	917	994	767	897
Number of ordering hospitals(2)	303	300	287	306	318	264	257

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
In-hospital Channel:
Pipeline partner hospitals(1)	22	22	24	23	24	25	22
Contracted partner hospitals(2)	32	34	34	41	41	43	47
Total number of partner hospitals	54	56	58	64	65	68	69

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

	(RMB in thousands)
Central laboratory channel	74,561	79,999	78,817	85,976	74,211	78,597	89,992
In-hospital channel	28,994	40,502	43,714	51,906	48,957	34,177	49,636
Pharma research and development channel	3,068	6,778	4,084	9,463	12,356	18,072	15,003
Total revenues	106,623	127,279	126,615	147,345	135,524	130,846	154,631

	For the three months ended
Gross profit	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

	(RMB in thousands)
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575	69,991
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012	31,593
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015	7,010
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594

	For the three months ended
Share-based compensation expenses	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

	(RMB in thousands)
Cost of revenues	339	406	267	492	365	441	481
Research and development expenses	22,404	20,825	(9,559)	(4,033)	12,299	11,923	13,978
Selling and marketing expenses	2,633	2,809	2,044	2,126	1,774	2,158	2,346
General and administrative expenses	59,382	59,369	60,803	62,126	65,715	62,615	61,041
Total share-based compensation expenses	84,758	83,409	53,555	60,711	80,153	77,137	77,846

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	106,623	127,279	126,615	147,345	135,524	130,846	154,631	21,738
Cost of revenues	(29,683)	(37,048)	(35,019)	(41,966)	(47,944)	(48,244)	(46,037)	(6,471)

Gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594	15,267
Operating expenses:
Research and development expenses	(77,414)	(108,071)	(69,649)	(112,724)	(119,496)	(92,112)	(109,433)	(15,384)
Selling and marketing expenses	(55,130)	(68,058)	(76,687)	(103,221)	(89,211)	(105,634)	(90,275)	(12,691)
General and administrative expenses	(116,259)	(116,130)	(116,304)	(141,563)	(141,733)	(150,316)	(143,530)	(20,177)

Total operating expenses	(248,803)	(292,259)	(262,640)	(357,508)	(350,440)	(348,062)	(343,238)	(48,252)

Loss from operations	(171,863)	(202,028)	(171,044)	(252,129)	(262,860)	(265,460)	(234,644)	(32,985)
Interest income	787	681	958	1,031	1,832	2,685	2,001	281
Interest expenses	(510)	(565)	(367)	(94)	119	(29)	12	2
Other income (expense), net	118	433	20	(372)	298	127	(189)	(27)
Foreign exchange gain (loss), net	57	(560)	380	(731)	(777)	624	1,337	188

Loss before income tax	(171,411)	(202,039)	(170,053)	(252,295)	(261,388)	(262,053)	(231,483)	(32,541)
Income tax (expenses) benefits	—	(1,626)	(424)	1,151	—	(84)	—	—

Net loss	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(32,541)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(32,541)
Net loss attributable to ordinary shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(32,541)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares—basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(2.23)	(0.31)
Class B ordinary shares—basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(2.23)	(0.31)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares—basic and diluted	86,721,263	86,764,260	86,908,975	87,128,297	87,179,752	87,532,539	86,585,322	86,585,322
Class B ordinary shares—basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	14,080	(34,980)	6,146	(24,726)	(3,065)	29,715	20,646	2,902
Total comprehensive loss	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(210,837)	(29,639)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(210,837)	(29,639)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
Revenues	360,517	421,001	59,183
Cost of revenues	(101,750)	(142,225)	(19,993)

Gross profit	258,767	278,776	39,190
Operating expenses:
Research and development expenses	(255,134)	(321,041)	(45,131)
Selling and marketing expenses	(199,875)	(285,120)	(40,082)
General and administrative expenses	(348,693)	(435,579)	(61,233)

Total operating expenses	(803,702)	(1,041,740)	(146,446)

Loss from operations	(544,935)	(762,964)	(107,256)
Interest income	2,426	6,518	916
Interest expenses	(1,442)	102	14
Other income, net	571	236	33
Foreign exchange loss, net	(123)	1,184	166

Loss before income tax	(543,503)	(754,924)	(106,127)
Income tax expenses	(2,050)	(84)	(12)

Net loss	(545,553)	(755,008)	(106,139)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(545,553)	(755,008)	(106,139)
Net loss attributable to ordinary shareholders	(545,553)	(755,008)	(106,139)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares—basic and diluted	(5.24)	(7.23)	(1.02)
Class B ordinary shares—basic and diluted	(5.24)	(7.23)	(1.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares—basic and diluted	86,798,854	87,097,027	87,097,027
Class B ordinary shares—basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(14,754)	47,296	6,649
Total comprehensive loss	(560,307)	(707,712)	(99,490)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(560,307)	(707,712)	(99,490)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,431,317	1,009,790	141,954
Restricted cash	7,795	4,216	593
Short-term investments	63,757	—	—
Accounts receivable, net	92,197	102,385	14,393
Contract assets, net	42,391	46,591	6,550
Inventories, net	123,210	150,428	21,147
Prepayments and other current assets, net	60,279	41,220	5,794

Total current assets	1,820,946	1,354,630	190,431

Non-current assets:
Equity method investment	910	644	91
Convertible note receivable	—	5,000	703
Property and equipment, net	325,438	288,499	40,556
Operating right-of-use assets	81,007	58,379	8,207
Intangible assets, net	5,150	2,774	390
Other non-current assets	45,136	21,369	3,004

Total non-current assets	457,641	376,665	52,951

TOTAL ASSETS	2,278,587	1,731,295	243,382

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	63,080	71,045	9,988
Deferred revenue	142,871	168,260	23,654
Accrued liabilities and other current liabilities	127,892	82,512	11,600
Customer deposits	972	403	57
Short-term borrowing	2,370	—	—
Current portion of operating lease liabilities	34,999	38,632	5,431
Other current liabilities	—	2,557	359
Total current liabilities	372,184	363,409	51,089

Non-current liabilities:
Non-current portion of operating lease liabilities	49,316	22,865	3,214
Other non-current liabilities	11,776	46,079	6,478
Total non-current liabilities	61,092	68,944	9,692

TOTAL LIABILITIES	433,276	432,353	60,781

Shareholders’ equity:
Class A ordinary shares	116	117	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,280,956	4,499,491	632,528
Treasury stock	—	(57,193)	(8,040)
Accumulated deficits	(2,228,713)	(2,983,721)	(419,445)
Accumulated other comprehensive loss	(207,069)	(159,773)	(22,461)

Total shareholders’ equity	1,845,311	1,298,942	182,601

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,278,587	1,731,295	243,382

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
Net cash used in operating activities	(133,394)	(135,467)	(19,042)
Net cash used in investing activities	(72,085)	(20,148)	(2,832)
Net cash used in financing activities	(32,995)	(2,671)	(375)
Effect of exchange rate on cash, cash equivalents and restricted cash	4,919	19,242	2,703
Net decrease in cash, cash equivalents and restricted cash	(233,555)	(139,044)	(19,546)
Cash, cash equivalents and restricted cash at the beginning of period	1,883,265	1,153,050	162,093
Cash, cash equivalents and restricted cash at the end of period	1,649,710	1,014,006	142,547

	For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
Net cash used in operating activities	(365,537)	(389,101)	(54,700)
Net cash generated from (used in) investing activities	148,667	(2,430)	(339)
Net cash used in financing activities	(46,118)	(76,164)	(10,707)
Effect of exchange rate on cash, cash equivalents and restricted cash	(12,508)	42,589	5,986
Net decrease in cash, cash equivalents and restricted cash	(275,496)	(425,106)	(59,760)
Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	202,307
Cash, cash equivalents and restricted cash at the end of period	1,649,710	1,014,006	142,547

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

		(RMB in thousands)
Gross profit:
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575	69,991
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012	31,593
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015	7,010
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594
Add: depreciation and amortization:
Central laboratory channel	117	284	1,254	995	2,553	2,545	3,138
In-hospital channel	79	113	109	130	93	1,428	2,479
Pharma research and development channel	10	40	19	856	2,493	4,327	2,805
Total depreciation and amortization included in cost of revenues	206	437	1,382	1,981	5,139	8,300	8,422
Non-GAAP gross profit:
Central laboratory channel	55,329	58,965	59,641	66,980	53,127	60,120	73,129
In-hospital channel	20,149	29,539	31,220	34,324	33,489	21,440	34,072
Pharma research and development channel	1,668	2,164	2,117	6,056	6,103	9,342	9,815
Total non-GAAP gross profit	77,146	90,668	92,978	107,360	92,719	90,902	117,016
Non-GAAP gross margin:
Central laboratory channel	74.2%	73.7%	75.7%	77.9%	71.6%	76.5%	81.3%
In-hospital channel	69.5%	72.9%	71.4%	66.1%	68.4%	62.7%	68.6%
Pharma research and development channel	54.4%	31.9%	51.8%	64.0%	49.4%	51.7%	65.4%
Total non-GAAP gross margin	72.4%	71.2%	73.4%	72.9%	68.4%	69.5%	75.7%